

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

Xiaoyan Shen
Chief Financial Officer
TMSR Holding Company Limited
A101 Hanzheng Street City Industry Park
No. 21 Jiefang Avenue, Qiaokou District
Wuhan, Hubei, China 430000

> **Re: TMSR Holding Company Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2018**
> **File No. 001-37513**

Dear Ms. Shen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14A filed April 12, 2018

Notice of Special Meeting of Stockholders
Proposal 6, page 1

1. Proposal six in your Notice of Special Meeting of Stockholders states that stockholders will vote to amend your Certificate of Incorporation to increase the number shares of your common stock from 100,000,000 to 200,000,000, increase the number of shares of preferred stock from 10,000,000 to 20,000,000 shares, and consequently increase the total number of all classes of capital stock you have the authority to issue from 110,000,000 to 220,000,000. Your disclosure in the "General" and "Purpose of the Proposal" sections on page 23 states that your stockholders will vote to amend your Certificate of Incorporation to increase the number of your authorized common shares from 11,000,000 to

22,000,000. Please revise to make the disclosures of your common and preferred stock authorizations consistent throughout the filing.

<u>Proposal 6, page 1</u>

2.   We note disclosure that stockholders will vote on an amendment to your certificate of incorporation to increase your number of shares of preferred stock from 10,000,000 to 20,000,000. Please revise to include disclosure of the stockholder vote to increase the number of your authorized shares of preferred stock in the "Proposal 6" section on page 2. Please also revise the description on your proxy card to reflect the increase in common stock and preferred stock.

<u>Proposal 6 - Approval of the Re-Domicile and the Merger, page 24</u>

3.   Please revise the "Proposal 6" heading to state that this disclosure relates to "Proposal 7".

<u>Proxy Card - General, page G-19</u>

4.   Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

<u>Proxy Card - Proposal 3, page G-19</u>

5.   As presented, proposal three appears to provide stockholders with the option to vote for, against or abstain, the frequency to conduct future advisory stockholder votes on executive compensation. Please revise the proxy card to clearly state all voting options available to stockholders. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction